Room 4561

December 11, 2006

Mr. Tony Philipp, Chief Executive Officer and President
Upsnap, Inc.
134 Jackosn Street, Suite 203
P.O. Box 2399
Davidson, NC 28036

> **Re:** **Upsnap, Inc.**
> **Post-Effective Amendment #1 to Form SB-2**
> **File No. 333-132893**
> **Filed on November 29, 2006**

Dear Mr. Phillip:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that this Post-Effective Amendment is being filed to, among other things, add disclosure that the Board of Directors may, from time to time, reduce the exercise price for any of the warrants either permanently or for a limited period. Please clarify that the reference to "the warrants" is meant to encompass the warrants for which the underlying common stock has been registered for resale on the current registration statement. In addition, please provide an analysis regarding whether there was a material modification to the existing warrants and why the change to the terms of the warrants does not, in effect, result in the

creation of a new security for which a new Form SB-2 would need to be filed. Also, explain why you have not filed an Item 3.03 Form 8-K reporting the modification to the terms of the warrants.

* * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 with any questions. If you need further assistance, you may contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3720.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Gregory Katz, Esq.
        Thelen Reid & Priest, LLP
        by facsimile at 212-603-2001